Exhibit 99.1

Average operating capacity increased by 39% to 5.5 EH/s

Fully-funded expansion to 6.5 EH/s underway

New auditor appointed

Key Highlights1

Key metrics[2]	May-23
Average operating hashrate (PH/s)	5,510
Bitcoin mined	508
Mining revenue (US$’000)	13,526
Electricity costs (US$’000)	6,056
Revenue per Bitcoin (US$)	26,628
Electricity costs per Bitcoin (US$)	11,922

•	Corporate:
•	Increased average operating hashrate by 39% to 5.5 EH/s
•	Investor update held on May 10, fully-funded expansion to 6.5 EH/s announced
•	Raymond Chabot Grant Thornton LLP appointed as new auditor
•	Further ordinary shares acquired by a director, Mr. Michael Alfred
•	Operations (for the month of May 2023):
•	Average operating hashrate of 5,510 PH/s (+39% vs. April)
•	Monthly operating revenue of US$13.5 million (+50% vs. April)
•	508 Bitcoin mined (+59% vs. April)
•	Construction:
•	Childress (40MW – Texas, USA)
o	First 20MW data center complete
o	Second 20MW data center underway (i.e. expansion to 6.5 EH/s)
o	Rapid, efficient and near-term growth pathway for remaining 560MW

Corporate update

Increased average operating hashrate by 39% to 5.5 EH/s
Iris Energy is pleased to advise that it has increased its average operating hashrate from 4.0 EH/s to 5.5 EH/s, reflecting a 39% increase and first full month of operations at Childress. As of May 31, our operating hashrate has further increased to 5.6 EH/s.

Fully-funded expansion to 6.5 EH/s underway
On May 10, Iris Energy provided an investor update. Key highlights:
•	Robust balance sheet with $54.8m cash[3] and no debt
•	Expansion from 1.7 EH/s to 5.5 EH/s completed in 12 weeks

1 All timing references in this investor update are to calendar months, in each case unless otherwise specified.
2 Bitcoin and Bitcoin mined in this investor update are presented in accordance with our revenue recognition policy which is determined on a Bitcoin received basis (post deduction of mining pool fees as applicable).
3 Reflects USD equivalent, unaudited preliminary cash, cash equivalents and term deposits as of April 30, 2023.

•	5.5 EH/s underpins strong operating cashflow generation
•	Fully-funded expansion to 6.5 EH/s underway[4]
•	Automated power cost optimization initiatives implemented at Childress – allowing seamless transition between Bitcoin mining and energy trading to optimize profitability

The webcast and the Company’s latest investor presentation are available on the Company’s website here: https://investors.irisenergy.co/events-and-presentations

Appointment of new auditor
On May 22, the Company announced the appointment of Raymond Chabot Grant Thornton LLP (“RCGT”) as the Company’s independent registered public accounting firm, effective May 19. RCGT is a Canadian member of Grant Thornton International Ltd, one of the world’s largest accounting firms offering assurance, tax and advisory services.

The update can be accessed via the following link.

Further share acquisitions by director
The Company advises that between May 5 and June 7, an entity affiliated with Mr. Michael Alfred, a director on the Company’s Board of Directors, acquired an additional 195,000 ordinary shares in the Company for total consideration of approximately $705,715. The relevant entity has acquired 750,461 ordinary shares in the Company in aggregate since March 13 for total consideration of approximately $2,495,925.

Canal Flats update (0.8 EH/s, 30MW capacity) – BC, Canada

Canal Flats has been powered by 100% renewable energy since inception5.

The project achieved average monthly operating hashrate of 809 PH/s in May compared to 710 PH/s last month.

Mackenzie update (2.6 EH/s, 80MW capacity) – BC, Canada

Mackenzie has been powered by 100% renewable energy since inception5.

The project achieved average monthly operating hashrate of 2,532 PH/s in May compared to 1,874 PH/s last month.

Prince George update (1.6 EH/s, 50MW capacity) – BC, Canada

Prince George has been powered by 100% renewable energy since inception5.

The project achieved average monthly operating hashrate of 1,592 PH/s in May compared to 1,292 PH/s last month.

Childress update (0.6 EH/s, 20MW capacity / 20MW under construction) – Texas, USA

Childress has been powered by 100% renewable energy since inception via the purchase of RECs.

The Company’s 600MW high voltage connection infrastructure and first 20MW data center (supporting ~0.6 EH/s) are now fully commissioned and operational. Long-lead item procurement and engineering is underway for the second 20MW data center.

The project achieved average monthly operating hashrate of 577 PH/s in May compared to 89 PH/s last month (which reflected a partial month of operations).

The project has implemented demand response strategies using technology-driven automation in order to optimize power costs and mining profitability.

The Company’s significant upfront investment in key infrastructure provides a rapid, efficient and near-term growth pathway for the remaining 560MW of power capacity at the site.

4 Assumes ~0.1 EH/s from optimization of current operating capacity plus ~0.9 EH/s from purchase of high efficiency Bitmain S19 XP miners. Additional miners have not yet been purchased and we will continue to monitor the market for purchase opportunities.
5 Currently approximately 97% directly from renewable energy sources; approximately 3% from purchase of RECs.

Childress – operational 20MW data center	Childress – 600MW high voltage connection

Community engagement

Iris Energy attended a grant reception hosted by the Prince George Community Foundation on May 23. The Company has provided a donation to the Lheidli T’enneh Elders Society which will support an educational video production entitled “A year in the life of Lheidli”, capturing teaching from Lheidli T’enneh Elders.

The Childress team was pleased to host community members and emergency personnel for an operational site tour during the month. The tour provided an opportunity for attendees to learn about the Company’s operations, safety measures and emergency response procedures.

CHILDRESS FIRE DEPT.
CHILDRESS
FIRE DEPT.
ENGINE 3

Childress – emergency personnel tour

Future development sites

Development works continued across additional sites in Canada, the USA and Asia-Pacific, which have the potential to support up to an additional >1GW of aggregate power capacity capable of powering growth beyond the Company’s 760MW of announced power capacity.

Operating and financial results

Daily average operating hashrate chart

Technical commentary
The Company’s average operating hashrate was 5,510 PH/s in May (compared to 3,965 PH/s in April), with the increase primarily attributable to the installation of additional miners across our sites (including the first full month of operations at Childress). The increase in Bitcoin mined (508 vs. 319 in April) and electricity costs ($6.1 million vs. $4.2 million in April) were also primarily attributable to the increase in installed miners. Electricity costs per Bitcoin were $11.9k in May (compared to $12.6k in April), with the decrease primarily attributable to an increase in network transaction fees.

Operating	Mar-23	Apr-23	May-23
Renewable energy usage (MW)[6]	59	119	167
Avg operating hashrate (PH/s)	1,912	3,965	5,510

Financial (unaudited)[2]	Mar-23	Apr-23	May-23
Bitcoin mined	173	319	508
Mining revenue (US$’000)	4,324	9,037	13,526
Electricity costs (US$’000)	2,172	4,184	6,056
Revenue per Bitcoin (US$)	25,030	28,331	26,628
Electricity costs per Bitcoin (US$)	12,570 (11,533 adj)[7]	13,118 (12,563 adj)[7]	11,922

Miner Shipping Schedule	Hardware	Units	EH/s (incremental)	EH/s (cumulative)
Operating (as at May 31)	S19j Pro[8]	56,182	5.6	5.6
Inventory – pending deployment or in transit	S19j Pro[9]	1,004	0.1	5.7
Total*		57,186	5.7	5.7
* As noted in the table below, the Company’s existing data center capacity is estimated to support ~5.6 EH/s of Bitmain S19j Pro miners.

6 Comprises actual power usage for Canal Flats, Mackenzie, Prince George and Childress. Childress has been powered by 100% renewable energy since inception via the purchase of RECs.
7 The Company’s unadjusted electricity costs per Bitcoin mined were elevated in March and April primarily due to excess demand charges for our BC sites attributable to unutilized power capacity. The adjusted electricity costs per Bitcoin mined excludes such excess demand charges (i.e. assumes demand charges based on average demand for the period).
8 Includes mix of lower efficiency hardware, which is estimated to represent less than 1% of the operating 5.6 EH/s.
9 Includes S19 XP hardware which is estimated to represent ~25% of hashrate pending deployment or in transit. Excludes some lower efficiency hardware.

Site	Capacity (MW)	Capacity (EH/s)[10]	Timing	Status
Canal Flats (BC, Canada)	30	0.8	Complete	Operating
Mackenzie (BC, Canada)	80	2.6	Complete	Operating
Prince George (BC, Canada)	50	1.6	Complete	Operating
Total (BC, Canada)	160	5.0
Childress (Texas, USA)	20	0.6	Complete	Operating
Total Operating (Canada & USA)	180	5.6
Childress (Texas, USA)	20	0.9	TBD	Under construction[11]
Total (Canada & USA)	200	6.5

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports the decarbonization of energy markets and the global Bitcoin network.

•	100% renewables: Iris Energy targets markets with low-cost, under-utilized renewable energy, and where the Company can support local communities
•
Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

•
Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers with cumulative experience in delivering >$25bn in energy and infrastructure projects globally

Forward-Looking Statements

This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

10 Reflects estimated hashrate capacity by site assuming full utilization of available data center capacity with Bitmain S19j Pro miners.
11 Assumes installation of high efficiency Bitmain S19 XP miners. Additional miners have not yet been purchased and we will continue to monitor the market for purchase opportunities.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs, as well as limitations on the availability of electrical supply for Bitcoin mining due to restrictions imposed by governmental authorities or otherwise; long term outage or limitation of the internet connection at Iris Energy’s sites; any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the relevant supply contracts for equipment that has already been procured which may delay Iris Energy’s expansion plans; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield infrastructure projects; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional financing (whether because of the conditions of the markets, Iris Energy’s financial condition or otherwise) on a timely basis, or at all, which could adversely impact the Company’s ability to meet its capital commitments (including payments due under any hardware purchase contracts or debt financing obligations) and the Company’s growth plans; the failure of Iris Energy’s wholly-owned special purpose vehicles to make required payments of principal and/or interest under their limited recourse equipment financing arrangements when due or otherwise comply with the terms thereof, as a result of which the lender thereunder has declared the entire principal amount of each loan to be immediately due and payable, and is taking steps to enforce the indebtedness and its rights in the Bitcoin miners with respect to certain of such loans and other assets securing such loans, including appointing a receiver with respect to such special purpose vehicles, which is expected to result in the loss of the relevant Bitcoin miners securing such loans and has materially reduced the Company’s operating capacity, and could also lead to bankruptcy or liquidation of the relevant special purpose vehicles, and materially and adversely impact the Company’s business, operating expansion plans, financial condition, cash flows and results of operations; the terms of any additional financing or any refinancing, restructuring or modification to the terms of any existing financing, which could be less favorable or require Iris Energy to comply with more onerous covenants or restrictions, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; competition; Bitcoin prices, global hashrate and the market value of Bitcoin miners, any of which could adversely impact its financial condition, cash flows and results of operations, as well as its ability to raise additional financing and the ability of its wholly owned special purpose vehicles to make required payments of principal and/or interest on their equipment financing facilities; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s annual report on Form 20-F filed with the SEC on September 13, 2022, and the Company’s report on Form 6-K filed with the SEC on February 15, 2023, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that Iris Energy makes in this investor update speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Preliminary Financial Information

The preliminary financial information for the month of May 2023 included in this investor update is not subject to the same closing procedures as our unaudited quarterly financial results and has not been reviewed by our independent registered public accounting firm. The preliminary financial information included in this investor update does not represent a comprehensive statement of our financial results or financial position and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this investor update.

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Lincoln Tan
Iris Energy
+61 407 423 395
lincoln.tan@irisenergy.co

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